Issuer Free Writing Prospectus dated April 30, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 11, 2012 and

Registration Statement No. 333-171375

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated April 11, 2012, included in Amendment No. 5 to the  Registration Statement on Form S-1 (File No. 333-171375) of Supernus Pharmaceuticals, Inc. (the “Company”), relating to its initial public offering of common stock. The most recent amendment to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1356576/000104746912004988/a2208560zs-1a.htm.

Common stock we are offering:	10,000,000 shares

Common stock to be outstanding after this offering:	23,912,319 shares

Initial public offering price:	$5.00 per share

Over-allotment option:	We have granted the underwriters an option for a period of up to 30 days to purchase up to 1,500,000 additional shares of common stock at the initial public offering price.

Nasdaq Stock Market listing:	We have been approved for listing on the NASDAQ Global Market under the symbol “SUPN”

Underwriting discount:	$0.35 per share(1)

Net proceeds before expenses(1):	$48.8 million, or approximately $55.8 million if the underwriters exercise their over-allotment option in full.

Settlement date:	May 4, 2012

Underwriters:	Citigroup Piper Jaffray & Co. Cowen and Company, LLC Stifel Nicolaus Weisel

(1) The underwriters will not receive any underwriting discount on the sale of an aggregate of 6,600,000 shares in the offering to entities affiliated with New Enterprise Associates 11, Limited Partnership, OrbiMed Private Investments II, LP and Abingworth Bioventures IV LP, each of which is a 5% stockholder of the Company.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the offices of: Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220; (tel: (800) 831-9146), or Piper Jaffray & Co. at 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, telephone: 1-800-747-3924. You may obtain a copy of the most recent amendment to the registration statement at http://www.sec.gov/Archives/edgar/data/1356576/000104746912004988/a2208560zs-1a.htm.